FILE NO. 82-4861

(Excerpt translation)

February 9, 2005

BRIEF STATEMENT OF FINANCIAL AND OPERATING RESULTS FOR THE THIRD QUARTER OF THE YEAR ENDING MARCH 31, 2005 (CONSOLIDATED)

Name of listed company: **MegaChips Corporation**
(URL http://www.megachips.co.jp/)

(Code number: 6875 Tokyo Stock Exchange, First section)

Representative: Shigeki Matsuoka
President and Representative Director

Person to contact: Masayuki Fujii
Director and Executive Officer
(TEL: (06) - 6399-2884)

1. Matters concerning the preparation of quarterly financial information:

   (Translation omitted)

2. Summary of the operating results for the third quarter of the year ending March 31, 2005 (from April 1, 2004 to December 31, 2004):

(1) Progress of consolidated operating results

	Third quarter ended December 31, 2004	Third quarter ended December 31, 2003	(For reference) Year ended March 31, 2004
Sales	¥24,572 million 21.2%	¥20,278 million (- %)	¥25,878 million
Operating profit	¥2,232 million (39.4%)	¥1,601 million (- %)	¥1,508 million
Ordinary profit	¥2,227 million (- %)	¥- million (- %)	¥1,460 million
Profit for the period	¥1,367 million (-)	¥- million (- %)	¥280 million
Per-share profit for the period	¥54.14	¥ -	¥10.09
Fully diluted earnings per share for the period	¥ -	¥ -	¥ -

(Note) The disclosure of quarterly operating results has commenced as from the third quarter of the current business year and no actual results for the third quarter of the previous business year are given herein, except for the items of sales and operating profit. The percentages in the items of sales and operating profit indicate the rates of increase or decrease from the third quarter of the previous business year.

- **Overview of operating results in general**

The Japanese economy during the third quarter under review remained in the phase of a slow recovery as corporate earnings continued to improve and corporate efforts to develop new products while the markets for digital household equipment and mobile phones expanded resulted in rising consumer confidence.

Under these circumstances, the Group (the Company and its subsidiaries; the same applies hereinafter) focused its efforts on developing and marketing customer-specific LSIs (ASIC), the core business of the Group, as well as application-specific LSIs (ASSP), which have competitive edges with the Group's unique technologies of image compression and extension and sound and music compression, extension and transmission, and original system products installed with the Group's system LSIs.

Specifically, with the prevalence of digitalization of images, sounds, music and other media, broadband networks and 3G mobile phone networks, the Group has widened its appeal in the information communication area. For these growing areas, the Group has exerted its active efforts to develop and market high functional system LSIs for digital cameras, system LSIs for 3G mobile phones and system products, including digital image transmitting and recording systems for use in the security and monitoring field.

As a result, on a consolidated basis, sales and operating profit amounted to ¥24,572 million (a 21.2% increase from the corresponding period of the previous business year) and ¥2,232 million (a 39.4% increase), respectively. Ordinary profit and profit for the period amounted to ¥2,227 million and ¥1,367 million, respectively.

(2) Development of financial conditions (consolidated)

	Third quarter ended December 31, 2004	Third quarter ended December 31, 2003	(For reference) Year ended March 31, 2004
Total assets	¥20,297 million	¥-	¥18,183 million
Shareholders' equity	¥16,454 million	¥-	¥15,371 million
Ratio of shareholders' equity to total liabilities, minority interest and shareholders' equity	81.1%	-%	84.5%
Shareholders' equity per share	¥651.49	¥-	¥607.49

[State of consolidated cash flows]

	Third quarter ended December 31, 2004	Third quarter ended December 31, 2003	(For reference) Year ended March 31, 2004
Cash flows from operating activities	(¥7,185 million)	¥-	¥6,174 million
Cash flows from investing activities	(¥524 million)	¥-	¥140 million
Cash flows from financing activities	(¥251 million)	¥-	(¥707 million)
Cash and cash equivalents at the end of the period	¥3,772 million	¥-	¥11,734 million

(Note) The disclosure of the development of financial conditions has commenced as from the third quarter of the current business year and no financial conditions for the third quarter of the previous business year are given herein.

3. Forecasts of consolidated operating results for the year ending March 31, 2005 (from April 1, 2004 to March 31, 2005):

Amendment is hereby made to the forecast of consolidated operating results for the year ending March 31, 2005, as given on November 12, 2004, as described below. No amendment is made to the forecast of non-consolidated operating results for the year ending March 31, 2005.

Forecast of consolidated operating results for the year ending March 31, 2005:

(million yen)

	Sales	Ordinary profit	Profit for the period
Previous forecast (A)	28,820	1,610	950
Adjusted forecast (B)	30,000	1,950	1,120
Amount of increase or decrease (B-A)	1,180	340	170
Rate of increase or decrease	4.1%	21.1%	17.9%
Previous results (for the year ended March 31, 2004 (from April 1, 2003 to March 31, 2004))	25,878	1,460	280

- E N D -

CONSOLIDATED FINANCIAL STATEMENTS

1. Consolidated Balance Sheets (Summary)

	Third quarter ended December 31, 2004 (as at December 31, 2004)		Year ended March 31, 2004 (as at March 31, 2004)	
	Amount (thousands of yen)	Component ratio (%)	Amount (thousands of yen)	Component ratio (%)
ASSETS				
I. Current assets				
1. Cash and deposits	3,772,050		11,734,446	
2. Trade notes and trade accounts receivable	13,110,678		3,639,078	
3. Inventories	993,977		1,203,521	
4. Others	815,916		297,269	
5. Allowance for doubtful receivables	(580)		(1,804)	
Total current assets	18,692,042	92.1	16,872,511	92.8
II. Fixed assets				
1. Tangible fixed assets	201,070	1.0	380,784	2.1
2. Intangible fixed assets	182,109	0.9	223,483	1.2
3. Investments and other assets	1,222,765	6.0	706,416	3.9
Total fixed assets	1,605,945	7.9	1,310,683	7.2
TOTAL ASSETS	20,297,987	100.0	18,183,195	100.0
LIABILITIES				
I. Current liabilities				
1. Trade accounts payable	2,171,895		2,013,337	
2. Accrued corporate income taxes	1,138,692		6,054	
3. Others	481,243		697,421	
Total current liabilities	3,791,830	18.7	2,716,813	15.0
II. Fixed liabilities	52,155	0.2	94,695	0.5
TOTAL LIABILITIES	3,843,985	18.9	2,811,509	15.5
SHAREHOLDERS' EQUITY				
I. Capital	4,840,313	23.8	4,840,313	26.6
II. Additional paid-in capital	6,181,300	30.5	6,181,300	34.0
III. Retained earnings	6,735,855	33.2	5,650,018	31.1
IV. Revaluation difference of other securities	(506)	(0.0)	2,834	0.0
V. Treasury stock	(1,302,961)	(6.4)	(1,302,781)	(7.2)
TOTAL SHAREHOLDERS' EQUITY	16,454,001	81.1	15,371,686	84.5
TOTAL LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS' EQUITY	20,297,987	100.0	18,183,195	100.0

2. Consolidated Profit and Loss Statements (Summary)

	Third quarter ended December 31, 2004 (from April 1, 2004 to December 31, 2004)		Year ended March 31, 2004 (from April 1, 2003 to March 31, 2004)	
	Amount (thousands of yen)	(%)	Amount (thousands of yen)	(%)
I. Sales	24,572,131	100.0	25,878,984	100.0
II. Cost of sales	19,515,613	79.4	20,218,951	78.1
Gross profit on sales	5,056,517	20.6	5,660,032	21.9
III. Selling, general and administrative expenses	2,824,187	11.5	4,151,454	16.1
Operating profit	2,232,330	9.1	1,508,578	5.8
IV. Non-operating profit	17,868	0.1	10,995	0.0
V. Non-operating expenses	23,045	0.1	58,927	0.2
Ordinary profit	2,227,153	9.1	1,460,646	5.6
VI. Special income	34,114	0.1	89,686	0.4
VII. Special loss	23,625	0.1	715,519	2.8
Income before income taxes and others	2,237,642	9.1	834,812	3.2
Taxes	870,194	3.5	877,161	3.4
Minority interest in net profit (loss)	—	—	(322,778)	(1.3)
Profit for the period	1,367,447	5.6	280,430	1.1

3. Consolidated Surplus Statements (Summary)

(thousands of yen)

	Third quarter ended December 31, 2004 (from April 1, 2004 to December 31, 2004)		Year ended March 31, 2004 (from April 1, 2003 to March 31, 2004)	
(Additional paid-in capital)				
I. Beginning balance of additional paid-in capital		6,181,300		5,936,081
II. Increase in additional paid-in capital				
1. Issue of new shares by share exchange	-	-	245,219	245,219
III. Ending balance of additional paid-in capital		6,181,300		6,181,300
(Retained earnings)				
I. Beginning balance of retained earnings		5,650,018		5,549,740
II. Increase in retained earnings				
1. Profit for the period	1,367,447		280,430	
2. Increase in retained earnings due to decrease in consolidated subsidiaries	-	1,367,447	63,629	344,059
III. Decrease in retained earnings				
1. Cash dividends	252,560		243,781	
2. Bonuses for officers	29,000		-	
3. Loss on disposition of treasury stock	49	281,610	-	243,781
IV. Ending balance of retained earnings		6,735,855		5,650,018

4. Consolidated Statements of Cash Flows (Summary)

(thousands of yen)

	Third quarter ended December 31, 2004 (from April 1, 2004 to December 31, 2004)	Year ended March 31, 2004 (from April 1, 2003 to March 31, 2004)
I. Cash flows from operating activities		
Income before income taxes and others	2,237,642	834,812
Depreciation	111,964	200,817
Amortization of long-term prepaid expenses	49,887	76,704
Increase (decrease) in allowance for doubtful receivables	(7,271)	20,371
Increase (decrease) in allowance for bonuses	(74,759)	(6,794)
(Increase) decrease in trade accounts receivable	(9,577,419)	4,363,964
Decrease in inventories	102,438	1,500,171
Increase (decrease) in trade accounts payable	194,083	(1,013,787)
Others	(271,592)	742,340
Subtotal	(7,235,025)	6,718,603
Interest and dividend income	623	201
Interest paid	-	(2,194)
Corporate income taxes (paid) refunded	49,379	(542,303)
Net cash provided by operating activities	(7,185,023)	6 174,306
II. Cash flows from investing activities		
Making of time deposits	(400,000)	-
Purchase of tangible fixed assets	(30,253)	(22,967)
Purchase of intangible fixed assets	(41,061)	(82,685)
Purchase of investment securities	(15,000)	(20,047)
Sale of investment securities	36,231	106,255
Sale of consolidated subsidiary	207,691	-
Liquidation of associated company	-	130,904
Distribution of capital investment	8,484	2,331
Payment for long-term prepaid expenses	(79,530)	(74,677)
Payment of guarantee	(1,147)	(3,552)
Refund of guarantee	1,567	104,160
Extension of loans	(377,249)	-
Collection of loans	154,478	-
Others	11,372	1,219
Net cash provided by investing activities	(524,417)	140,941
III. Cash flows from financing activities		
Net increase (decrease) in short-term debt	-	(50,000)
Net (increase) decrease in treasury stock	(230)	(415,442)
Cash dividends paid by parent company	(250,844)	(242,435)
Net cash provided by financing activities	(251,074)	(707,878)
IV. Translation gain (loss) related to cash and cash equivalents	(1,881)	(10,088)
V. Net increase (decrease) in cash and cash equivalents	(7,962,396)	5,597,281
VI. Cash and cash equivalents at the beginning of the period	11,734,446	6,337,127
VII. Decrease in cash and cash equivalents by decrease of consolidated subsidiary	-	(199,962)
VIII. Cash and cash equivalents at the end of the period	3,772,050	11,734,446

(Translation)

February 23, 2005

Name of the Company: MegaChips Corporation

Representative: Shigeki Matsuoka
President and Representative Director

(Code No. 6875, the First Section of the Tokyo Stock Exchange)

Person to contact: Masayuki Fujii
Director and Executive Officer
(TEL 06-6399-2884)

Notice of Capital Reduction and Capital Increase of Subsidiary

Notice is hereby given that MegaChips System Solutions Inc. ("MCS"), a subsidiary of MegaChips Corporation (the "Company"), at the meeting of its board of directors held today, resolved that MCS would submit a proposition for a capital reduction to its extraordinary general meeting of shareholders to be convened on February 24, 2005, as described below. MCS, at the meeting of its board of directors to be held on March 10, 2005, plans to adopt a resolution to issue new shares (a capital increase) which are to be allocated to the Company.

Description

1. Purpose of the capital reduction and capital increase:

Since April 2004, MCS has focused its efforts to restructure its operations to select and concentrate its operating resources and simultaneously improve its operating efficiency. Now that there is hope for improving its earnings, MCS wishes to eliminate accumulated losses through a capital reduction and also strengthen its financial base through a capital increase to carry out its operating activities smoothly.

2. Outline of MegaChips System Solutions Inc. (as of February 23, 2005):

(1) Trade name: MegaChips System Solutions Inc.

(2) Representative: Tetsuo Hikawa
President and Representative Director

(3) Location: 1-6, Miyahara 4-chome, Yodogawa-ku, Osaka-shi

(4) Establishment: December 8, 1998

(5) Contents of business: Development, manufacture (manufacturing orders to outsiders) and sale of system products

(6) Date of settlement of accounts: March 31 of each year

(7) Capital: ¥646 million

(8) Total number of issued shares: 37,675 shares

(9) Ratio of investment by the Company: 100%

3. Outline of the capital reduction:

(1) Amount of capital to be reduced:

MCS will reduce the capital of ¥646,000,000 by ¥546,000,000 to ¥100,000,000.

(2) Method of the capital reduction:

MCS will consolidate the total number of 37,675 issued shares at the rate of 5 shares to one share and reduce the amount of capital without compensation.

(3) Reduction of capital reserve and retained earnings:

MCS will reduce the capital reserve of ¥1,127,000,000 by ¥1,102,000,000 to ¥25,000,000 and reduce the retained earnings of ¥3 million in full.

4. Outline of the capital increase:

(1) Number of new shares to be issued: 8 shares of common stock

(2) Issue price: ¥100 million per share

(3) Total issue prices: ¥800 million

(4) Payment date: March 30, 2005

(5) Method of the issue and allocation: 8 shares will all be allocated to the Company by the method of allocation of new shares to a third party.

5. Capital construction, etc of MCS after the capital reduction and capital increase:

(1) Capital: ¥500 million

(2) Capital reserve: ¥425 million

(3) Total number of shares to be issued: 30,140 shares

(4) Number of issued shares: 7,543 shares

(5) Rate of investment by the Company: 100%

6. Schedule:

February 23, 2005	Date of resolution of the board of directors (capital reduction)
February 24, 2005 (expected)	Date of resolution of an extraordinary general meeting of shareholders
March 10, 2005 (expected)	Date of resolution of the board of directors (capital increase)
March 29, 2005 (expected)	Deadline for submission of objections from creditors
March 30, 2005 (expected)	Effective date of capital reduction Effective date of issuance of new shares

7. Future outlook:

The capital reduction and capital increase will have no effect on the consolidated operating results.

- END -